GOLDMAN SACHS CREDIT STRATEGIES FUND
AMENDMENT NO. 2 TO AMENDED AND RESTATED BY-LAWS
     This AMENDMENT NO. 2 to the Amended and Restated By-Laws (the “By-Laws”) as amended, dated the 12th day of March, 2009 of Goldman Sachs Credit Strategies Fund (the “Trust”) is made by the Trustees named below as of February 10, 2011:
     WHEREAS, Article IX of the By-Laws permits the Trustees to amend the By-Laws; and
     WHEREAS, the Trustees wish to amend the By-Laws to modify the notice requirements with respect to meetings of the Trustees and to remove certain information related to the manner of acting by the Trustees, which is adequately addressed in the Trust’s Declaration of Trust, as amended;
     NOW, THEREFORE, in consideration of the foregoing premise and the agreements contained herein, the undersigned, being all of the Trustees of the Trust and acting in accordance with Article IX of the By-Laws, hereby amend the By-Laws as follows:
RESOLVED, that Article IV, Section 1 of the Trust’s By-Laws be amended and restated in its entirety as set forth below:
Section 1. Meetings of the Trustees. Meetings of the Trustees may be called orally or in writing by the President, the Chairman or by any one of the Trustees. Notice of regular or stated meetings need not be given. Notice of the time, date and place of all Trustees meetings other than regular or stated meetings shall be given by the Secretary or an Assistant Secretary or by the officer or Trustee calling the meeting and, except as otherwise provided in this section 1, shall be given by telephone, facsimile, e-mail or other electronic mechanism sent to his or her home or business or email address (or such other location designated by the Trustee to an officer of the Trust), or personally delivered to the Trustee at least one day before the meeting. Notwithstanding the foregoing, notice may be given by any such electronic mechanism or by personal delivery at any time before the meeting, provided that (a) the Trustee or officer calling the meeting shall have made a good faith determination that the subject of the meeting is sufficiently urgent to require expedited notice and (b) such determination shall be ratified by the unanimous vote of the Trustees participating in the meeting. Notice need not be given to any Trustee who attends the meeting without objecting to the lack of notice or who signs a waiver of notice either before or after the meeting. Notice of an adjourned meeting need not be given. Subject to the requirements of the 1940 Act, the Trustees by majority vote may delegate to any Trustee or Trustees authority to approve particular matters or take particular actions on behalf of the Trust. Any written consent or waiver may be provided and delivered to the Trust by facsimile or other similar electronic mechanism.

Subject to applicable law, the Trustees may meet in person or by means of a telephone conference circuit or similar communications equipment, including video or internet, by means of which all persons participating in the meeting can hear each other at the same time. Participation in a meeting in such a manner shall constitute presence in person at such meeting.

/s/ Ashok N. Bakhru	/s/ Donald C. Burke

Ashok N. Bakhru	Donald C. Burke
as Trustee and not individually	as Trustee and not individually

/s/ John P. Coblentz, Jr.	/s/ Diana M. Daniels

John P. Coblentz, Jr.	Diana M. Daniels
as Trustee and not individually	as Trustee and not individually

/s/ Joseph P. LoRusso	/s/ James A. McNamara

Joseph P. LoRusso	James A. McNamara
as Trustee and not individually	as Trustee and not individually

/s/ Jessica Palmer	/s/ Alan A. Shuch

Jessica Palmer	Alan A. Shuch
as Trustee and not individually	as Trustee and not individually

/s/ Richard P. Strubel
Richard P. Strubel
as Trustee and not individually